

PRESS RELEASE

FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION:
Ryan Hobbs
Director, Corporate Development
1.256.730.2701
ryan.hobbs@intergraph.com

Intergraph Reports Second Quarter 2006 Financial Results

Operating Margin Increased to 7.8%; Operating Margin Before Restructuring Increased to 11.6% (a non-GAAP Measure); Share Repurchase Authorization Increased to $100 Million

HUNTSVILLE, Ala., July 26, 2006 -- Intergraph Corporation (NASDAQ: INGR), a leading global provider of spatial information management (SIM) software, today announced financial results for its second quarter ended June 30, 2006. Revenue for the quarter was $152.8 million, an increase of 5.1% from the $145.4 million reported in the second quarter of 2005. For the six months ended June 30, 2006, revenue was $291.8 million, an increase of 3.5% from the $281.8 million reported in the same period of 2005.

Operating income for the quarter was $12.0 million, or 7.8% of revenue, compared to $9.8 million, or 6.7% of revenue, reported in the second quarter of 2005. For the six months ended June 30, 2006, operating income was $18.2 million, or 6.2% of revenue, compared to $15.7 million, or 5.6% of revenue, reported in the same period of 2005. The Company reported restructuring charges of $5.7 million in the second quarter of 2006 and $10.4 million for the six months ended June 30, 2006. Operating income before restructuring (a non-GAAP measure) for the quarter was $17.7 million, or 11.6% of revenue, compared to $11.8 million, or 8.1% of revenue, reported in the second quarter of 2005. For the six months ended June 30, 2006, operating income before restructuring (a non-GAAP measure) was $28.6 million, or 9.8% of revenue, compared to $19.4 million, or 6.9% of revenue, reported in the same period of 2005.

"We are very pleased with our strong operating performance as second quarter operating income exceeded our original financial guidance and operating income before restructuring in the second quarter exceeded the total amount generated in all of fiscal year 2003," said R. Halsey Wise, Intergraph President & CEO. "We are also pleased that we completed our organizational realignment and associated restructuring charges in the second quarter per our original schedule. I attribute our significant operating improvements and the success of our organizational realignment to the people of Intergraph, whose determination and dedication to our mission made these results possible."

Net income for the quarter was $16.8 million, or $0.56 per diluted share, compared to $7.5 million, or $0.25 per diluted share, reported in the second quarter of 2005. Net income includes approximately $6.7 million and ($0.4) million of after-tax intellectual property income (expense), net of all fees and expenses, in the second quarter of 2006 and 2005, respectively. For the six months ended June 30, 2006, net income was $30.8 million, or $1.00 per diluted share, compared to $89.5 million, or $2.79 per diluted share, for the same period of 2005. Net income includes $15.3 million and $80.8 million of after-tax intellectual property income, net of all fees and expenses, in the first six months of 2006 and 2005, respectively.

(dollars in millions)		Quarterly Results		Six Months Ended June 30,		Financial Guidance [a]	
	Q2 2006	Q1 2006	Q2 2005	2006	2005	Q3 2006	CY 2006
Revenue	$152.8	$139.0	$145.4	$291.8	$281.8	$148 - $152	$600 - $610
Year-over-year growth	*5.1%*	*1.9%*	*5.4%*	*3.5%*	*4.3%*		
Operating income - before restructuring [b]	$17.7	$10.9	$11.8	$28.6	$19.4	$13.5 - $15.5	$59.0 - $63.0
Operating margin - before restructuring [b]	*11.6%*	*7.9%*	*8.1%*	*9.8%*	*6.9%*		
Restructuring charges	$5.7	$4.7	$2.0	$10.4	$3.7	-	$10.4
Operating income	$12.0	$6.2	$9.8	$18.2	$15.7	$13.5 - $15.5	$48.6 - $52.6
Operating margin	*7.8%*	*4.5%*	*6.7%*	*6.2%*	*5.6%*		
Net income	$16.8	$14.0	$7.5	$30.8	$89.5		
Earnings per share (diluted)	$0.56	$0.44	$0.25	$1.00	$2.79		

[a] Forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."
[b] See "Non-GAAP Financial Measures."

"Our strong second quarter operating performance and completion of our organizational realignment underscore the progress of Intergraph's business transformation efforts and solid execution of our Strategic Plan," Mr. Wise said. "While we are pleased with our second quarter financial results, we remain committed to investing in various growth initiatives for the future and further enhancing our operational efficiency. We believe the organizational realignment and continued investments in new products and capabilities will improve our ability to serve our customers and better position us to capitalize on our attractive market opportunities and Intergraph's increased relevance in the current global environment."

Fluctuations in the value of the U.S. dollar in international markets can have a significant impact on the Company's financial results. The Company estimates for the quarter that the strengthening of the U.S. dollar in its international markets, primarily in Europe, negatively impacted revenue by 0.2%, reduced operating expenses by 0.5%, and had no impact on quarterly net income in comparison to the second quarter of 2005. The

Company estimates that the weakening of the U.S. dollar in the second quarter of 2006 as compared with the first quarter of 2006 positively impacted revenue by 1.7%, increased operating expenses by 1.4%, and increased its quarterly net income by approximately $0.02 per diluted share. The Company estimates for the six months ended June 30, 2006 that the strengthening of the U.S. dollar negatively impacted revenue by 1.6%, reduced operating expenses by 1.7%, and decreased its net income by approximately $0.02 per diluted share in comparison to the same period of 2005.

Recent Business Highlights

– Security, Government & Infrastructure (SG&I) generated second quarter orders of $85.2 million and ending backlog of $213.4 million, an increase of 16.4% from the end of the second quarter of 2005 and 5.0% from the end of the first quarter of 2006. The increase in backlog has been primarily driven by global demand for Intergraph's public safety and transportation security solutions.

– SG&I announced the successful implementation of the first phase of an advanced computer-aided dispatch system for the Cleveland, Ohio, Fire and Emergency Medical Services Department. The new system will provide both agencies with an integrated, interactive mapping capability that provides dispatchers and field personnel with information on the closest available resources and the fastest response routes as well as real-time information on the location of assets in the field as they respond to emergencies.

– SG&I announced an agreement with Oak Ridge National Laboratory, ObjectVideo and Stanley Security Solutions to provide advanced perimeter security at Fort Bragg's Simmons Army Air Field. Intergraph and ObjectVideo are providing the facility with video analytics and sensor integration technology to form a single, common operating picture for base security personnel.

– SG&I announced a partnership with the Italian government to safeguard the Venice lagoon from the rising tides of the Adriatic Sea, which threaten to erode the city in the next 50 to 100 years. Magistrato alle Acque of Venezia, the government agency charged with safeguarding and managing the Venetian waters, and Consorzio Venezia Nuova (CVN), a private consortium which proposed the solution, have employed Intergraph technology solutions almost exclusively for nearly 15 years. The selection of Intergraph's suite of geospatial and commercial photogrammetry products for the protection, management and infrastructure maintenance of the Venice lagoon is the latest extension of the relationship.

– SG&I announced that the City of Milan, Italy, Department of GIS and Cartography, selected Intergraph technology to integrate the city's base cartography with regional technical cartographic information featuring a different scale. Using Intergraph technology, the City of Milan can integrate and edit vast amounts of cartographic data from multiple repositories with scales ranging from 1:1,000 to 1:10,000.

– SG&I announced a partnership with Microsoft to host a U.S. educational seminar series related to public safety multi-agency response in real-time. Microsoft and Intergraph will host seven, half-day seminars around the world creating a forum for public safety personnel to discuss the benefits of implementing an interoperable technology infrastructure that promotes cross-agency information sharing.

- Process, Power & Marine (PP&M) generated year-over-year revenue growth of 31.7% and achieved operating margins of 26.4% in the second quarter of 2006. PP&M produced revenue growth across a wide range of products and geographies, particularly with its new SmartPlant Enterprise technology and in the Asia-Pacific region.

- PP&M announced that Pebble Bed Modular Reactor Company, PBMR (Pty) Ltd., selected its SmartPlant Enterprise plant design and engineering solution for the development of South Africa's first pebble bed modular nuclear reactor. The 3D models for the plant are being developed using SmartPlant 3D, which integrates with electrical, process and instrumentation diagrams (P&IDs) and all of the other engineering disciplines to control and produce the production drawings and specifications.

- PP&M announced Dung Quat Refinery, Vietnam's first petroleum refinery, selected SmartPlant Enterprise as its standard software for management of plant design, maintenance and operations of the plant. The facility is designed to have an annual processing capacity of 6.5 million tons of crude oil, or 130,000 barrels per day, and encompasses a refinery, product tank farm, marine loading facilities, single-point mooring and seawater intake and outfall facilities.

- PP&M announced Shanghai SECCO Petrochemical Company Limited (SECCO), operators of a global scale integrated petrochemical complex and one of the largest such facilities in China, has commenced implementation of Intergraph's SmartPlant Enterprise. The system will provide critical data validation and integration capabilities for asset creation, maintenance and operations related work processes so that operational staff have immediate access to accurate plant information.

- Intergraph hosted in June its new flagship international users' conference, Intergraph 2006, at Disney's Coronado Springs Resort in Lake Buena Vista, Florida. The conference had more than 2,100 attendees from over 60 countries, representing an increase in customer attendance of 12%. General Colin Powell, USA (Ret.) presented the featured keynote, exploring leadership during times of change and crisis.

Organizational Realignment

In April 2005 the Company announced, as part of its business transformation efforts, the realignment of its organizational structure and streamlining of its global operations from four to two divisions – Security, Government & Infrastructure (SG&I) and Process, Power & Marine (PP&M). The organizational realignment was intended to: (1) improve the customer focus and responsiveness of the Company; (2) facilitate revenue growth by better leveraging the Company's full range of technology and services; (3) enhance the Company's development capabilities and ability to deliver innovative solutions to its target markets; and (4) reduce the overall cost structure of the Company.

The Company completed the organizational realignment and associated restructuring charges in the second quarter of 2006. The Company identified process improvements and expense savings opportunities related to the organizational realignment efforts. The majority of these efficiency improvements and expense savings were generated by streamlining internal processes around the world and eliminating redundant positions as part of consolidating divisions and functions. The Company eliminated approximately 60 positions during the second quarter of 2006 and reported restructuring charges of $5.7 million as part of the organizational realignment efforts. In total, the Company eliminated approximately 375 positions and reported restructuring charges of $20.4 million during the entire organizational realignment (second quarter of 2005 through the second quarter of 2006). The Company estimates that the organizational realignment generated total gross expense savings on an annual basis of approximately $32 million. As part of the Company's transformation efforts and consistent with its Strategic Plan, Intergraph plans to invest a portion of the expense savings generated by the organizational realignment into R&D for core product upgrades and new product development, IT and system improvements, expansion of sales channels, and growth opportunities where the Company believes it has differentiated capabilities.

Division Performance

The Company believes that providing the operating performance of its two divisions is useful to investors. The following tables and explanations summarize the results of the two divisions for the second quarter and six months ended June 30, 2006.

Security, Government & Infrastructure (SG&I):

(dollars in millions)	Quarterly Results			Six Months Ended June 30,		Ending
	Q2 2006	Q1 2006	Q2 2005	2006	2005	Backlog
Revenue	$100.1	$92.3	$105.0	$192.4	$202.7	$213.4
Year-over-year growth	*(4.6%)*	*(5.5%)*	*3.8%*	*(5.1%)*	*1.8%*	
Operating income - before restructuring	$9.3	$6.3	$8.1	$15.6	$14.9	
Operating margin - before restructuring	*9.3%*	*6.8%*	*7.8%*	*8.1%*	*7.4%*	
Restructuring charges	$3.2	$2.6	$1.1	$5.8	$2.1	
Operating income	$6.1	$3.7	$7.0	$9.8	$12.8	
Operating margin	*6.1%*	*4.0%*	*6.7%*	*5.1%*	*6.3%*	

SG&I revenue for the quarter was $100.1 million, a decrease of 4.6% from the second quarter of 2005 and a sequential increase of 8.5% from the first quarter of 2006. Revenue for the six months ended June 30, 2006 was $192.4 million, a decrease of 5.1% from the same period of 2005. The year-over-year revenue declines were driven by reduced distributor sales, primarily related to a large international photogrammetric order in the second quarter of 2005, and lower U.S. Federal services revenue. The sequential increase in revenue from the first quarter of 2006 is due to increased sales of Digital Mapping Cameras and related photogrammetric software, solid project execution, and increased maintenance and professional services contracts in Europe. Operating income for the quarter was $6.1 million, or 6.1% of revenue, compared to $7.0 million in the second quarter of 2005 and $3.7 million in the first quarter of 2006. Operating income for the six months ended June 30, 2006 was $9.8 million, or 5.1% of revenue, compared to $12.8 million, or 6.3% of revenue, for the same period of 2005. SG&I reported restructuring charges of $3.2 million in the second quarter of 2006 and $5.8 million for the six months ended June 30, 2006 due to the organizational realignment announced in April 2005. Operating income before restructuring (a non-GAAP measure) for the quarter was $9.3 million, or 9.3% of revenue, compared to $8.1 million in the second quarter of 2005 and $6.3 million in the first quarter of 2006. Operating income before restructuring (a non-GAAP measure) for the six months ended June 30, 2006 was $15.6 million, or 8.1% of revenue, compared to $14.9 million, or 7.4% of revenue, for the same period of 2005. The increases in operating income were driven by improved gross margins primarily due to improvements in revenue mix and reduced operating expenses primarily related to the restructuring actions taken in 2005 and 2006. The sequential increase in operating income also reflects the revenue growth from the first quarter of 2006. SG&I generated second quarter orders of $85.2 million, compared to $101.4 million in the second quarter of 2005 and $79.5 million in the first quarter of 2006. SG&I ending backlog was $213.4 million, an increase of 16.4% from the $183.4 million reported at the end of the second quarter of 2005 and an increase of 5.0% from the $203.2 million reported at the end of the first quarter of 2006.

Process, Power & Marine (PP&M):

(dollars in millions)				Six Months	
		Quarterly Results		Ended June 30,	
	Q2 2006	Q1 2006	Q2 2005	2006	2005
Revenue	$53.3	$46.8	$40.5	$100.1	$79.2
Year-over-year growth	*31.7%*	*20.9%*	*15.1%*	*26.4%*	*16.1%*
Operating income - before restructuring	$14.1	$10.5	$8.0	$24.6	$14.3
Operating margin - before restructuring	*26.4%*	*22.4%*	*19.7%*	*24.6%*	*18.1%*
Restructuring charges	-	-	$0.6	-	$0.6
Operating income	$14.1	$10.5	$7.4	$24.6	$13.7
Operating margin	*26.4%*	*22.4%*	*18.3%*	*24.6 %*	*17.3%*

PP&M revenue for the quarter was $53.3 million, an increase of 31.7% from the second quarter of 2005 and a sequential increase of 13.9% from the first quarter of 2006. Revenue for the six months ended June 30, 2006 was $100.1 million, an increase of 26.4% from the same period of 2005. The year-over-year and sequential increases in revenue were primarily due to strong growth in PP&M's core plant design software, the adoption of PP&M's new SmartPlant Enterprise technology (particularly SmartPlant 3D and SmartPlant Foundation), and the increasing maintenance and services revenue generated by these new products. Operating income for the quarter was $14.1 million, or 26.4% of revenue, compared to $7.4 million in the second quarter of 2005 and $10.5 million in the first quarter of 2006. Operating income for the six months ended June 30, 2006 was $24.6 million, or 24.6% of revenue, compared to $13.7 million, or 17.3% of revenue, for the same period of 2005. The increases in operating income were primarily driven by revenue growth, partially offset by higher operating expenses primarily in sales and marketing.

Share Repurchase Authorization

Intergraph today announced the Company has increased its share repurchase program from $21 million to $100 million with an authorization period through December 31, 2007. Since late 2001, the Company has repurchased more than 25 million shares for approximately $714 million through the combined use of open market buybacks, a Dutch tender offering and two Accelerated Stock Buyback programs.

Intellectual Property

The Company possesses an intellectual property (IP) portfolio, which it protects through licensing and litigation. All income and expenses associated with the IP portfolio, including legal expenses, are classified and reported in the Other Income (Expense), net section of the income statement. For the six months ended June 30, 2006, Intergraph reported $24.0 million of pre-tax intellectual property income, net of all fees and expenses.

On March 31, 2006, Intergraph entered into a patent license agreement with Sony Corporation of Japan. Under the terms of the agreement, Sony made a one-time, up-front royalty payment of $15.0 million for a paid-up worldwide license to Intergraph's patent portfolio. Intergraph recorded after-tax intellectual property income from this agreement of approximately $8.6 million, net of all fees and expenses, in the first quarter of 2006.

On April 24, 2006, Intergraph announced a patent license agreement with Acer Incorporated. Under the terms of the agreement, Acer will make a one-time, fully paid-up royalty payment of $7.5 million based on a 1% royalty of applicable product revenue. Intergraph recorded after-tax intellectual property income from this agreement of approximately $4.3 million, net of all fees and expenses, in the second quarter of 2006.

On June 28, 2006, Intergraph announced that it filed patent infringement actions against Fujitsu-Siemens Computers, NEC Corporation and Toshiba Corporation. The action against Fujitsu-Siemens was filed in Hamburg, Germany and alleges that certain products sold by Fujitsu-Siemens infringe the Company's European Clipper system patent. The action against NEC and Toshiba was filed in U.S. District Court for the Northern District of California and alleges that certain computer products sold by NEC, Toshiba, and various subsidiaries and affiliates infringe the Company's family of Clipper system patents.

In addition, Intergraph executed patent license agreements during the second quarter with several other hardware manufacturers. The Company recorded after-tax intellectual property income from these agreements of approximately $2.4 million, net of all fees and expenses, in the second quarter of 2006. The terms of the agreements were not disclosed.

As a technology company, Intergraph will continue to consider various licensing and litigation strategies to protect and defend our intellectual capital.

Non-GAAP Financial Measures

To supplement its financial statements, which are prepared on a Generally Accepted Accounting Principles (GAAP) basis, Intergraph reports operating income before restructuring charges and operating margin before restructuring charges. The Company believes these non-GAAP financial measures provide investors and management with additional information to evaluate the Company's past financial results and ongoing operational performance. The Company believes these non-GAAP financial measures facilitate making period-to-period comparisons and are indications of its operating performance. The presentation of this additional information is not meant to be considered in isolation or as a substitute for any measure prepared in accordance with GAAP. In addition, these non-GAAP financial measures may not necessarily be comparable to those of other companies. For fiscal year 2003, operating income was $13.4 million and the Company reported restructuring charges of $3.9 million. Operating income before restructuring for the year was $17.3 million.

Conference Call and Webcast

Intergraph will provide an online, real-time Webcast and rebroadcast of its second quarter conference call to be held on Thursday, July 27, 2006 at 11:00 a.m. EDT. The live broadcast will be available online at www.intergraph.com/investors. Listeners will be asked to pre-register and should plan to visit the Website a few minutes before the broadcast begins. The replay will be available shortly after the conference call ends and will remain available online until July 27, 2007. In addition, the replay can be heard by telephone any time before the close of business on September 27, 2006 by calling 1-800-839-2341.

About Intergraph
Intergraph Corporation (NASDAQ: INGR) is a leading global provider of spatial information management (SIM) software. Security organizations, businesses and governments in more than 60 countries rely on the Company's spatial technology and services to make better and faster operational decisions. Intergraph's customers organize vast amounts of complex data into understandable visual representations, creating intelligent maps, managing assets, building and operating better plants and ships, and protecting critical infrastructure and millions of people around the world. For more information, visit www.intergraph.com.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements (all statements other than those made solely with respect to historical fact) within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, any projections or expectations regarding future results, including revenue, operating income levels, margins, and cash flows; expectations regarding future market conditions; and the Company's organizational realignment and cost reduction efforts, and their anticipated impact on the Company and its divisions and business units; information regarding the development, timing of introduction, exportability, and performance of

new products; the Company's ability to win new orders and any statements of the plans, strategies, expectations, and objectives of management for future operations. Forward-looking statements are subject to known and unknown risks and uncertainties (some of which are beyond the Company's control) that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to the risk factors identified in our annual report on Form 10-K, potential adverse outcomes in our efforts to improve our operating performance and increase revenue (including uncertainties with respect to the timing and magnitude of any expected improvements); potential adverse outcomes or consequences associated with the Company's organizational realignment; material changes with respect to our business, litigation, or the securities markets; risks associated with doing business internationally (including foreign currency fluctuations and export controls); worldwide political and economic conditions and changes; increased competition; rapid technological change; unanticipated changes in customer requirements, including reductions in funding or spending for, or scope of, government projects; ability to identify suitable sources of growth and to identify and execute upon suitable acquisition targets at reasonable prices; ability to improve margins; adverse trends in energy demand and prices; ability to attract or retain key personnel; the ability to access or deliver the technology necessary to compete in the markets served; potential obsolescence or exhaustion of the Company's intellectual property rights, and changes in the market value of licensed products; the ability, timing, and costs to enforce and protect the Company's intellectual property rights; risks associated with various ongoing litigation proceedings and other disputes; and other risks detailed in our press releases or in our annual, quarterly, or other filings with the Securities and Exchange Commission. The Company undertakes no obligation to make any revision to any forward-looking statement or to update any such statement to reflect events or circumstances occurring after the date thereof. Accordingly, the reader is cautioned not to unduly rely on such forward-looking statements.

Intergraph and the Intergraph logo are registered trademarks of Intergraph Corporation. Other brands and product names are trademarks of their respective owners.

Intergraph Corporation

Consolidated Balance Sheets (Unaudited)

(amounts in thousands)

	June 30, 2006	December 31, 2005
Assets:		
Cash and short-term investments	$248,079	$307,177
Accounts receivable, net	186,355	158,295
Inventories, net	25,808	23,467
Other current assets	39,067	39,829
Total Current Assets	499,309	528,768
Investments in affiliates	9,309	9,375
Capitalized software development costs, net	23,251	23,482
Other assets, net	21,126	9,890
Property, plant and equipment, net	49,890	49,079
Total Assets	$602,885	$620,594
Liabilities and Shareholders' Equity:		
Trade accounts payable	$18,117	$17,172
Accrued compensation	37,918	38,518
Other accrued expenses	46,491	41,290
Deferred revenue	67,567	58,489
Income taxes payable	35,851	38,104
Current portion of long-term debt	462	453
Total Current Liabilities	206,406	194,026
Long-term debt	83	318
Deferred income taxes and other noncurrent liabilities	3,727	7,388
Total Shareholders' Equity	392,669	418,862
Total Liabilities and Shareholders' Equity	$602,885	$620,594

Intergraph Corporation

Consolidated Statements of Operations (Unaudited)

(amounts in thousands, except per share data)

	Quarter Ended June 30,		Six Months Ended June 30,	
	2006	2005	2006	2005
Revenue:				
Systems	$77,742	$75,370	$149,531	$144,380
Maintenance	41,785	38,087	78,764	74,587
Services	33,234	31,898	63,492	62,876
Total Revenue	152,761	145,355	291,787	281,843
Cost of Revenue:				
Systems	36,765	37,144	70,262	70,215
Maintenance	10,515	10,702	21,170	21,664
Services	24,242	23,104	45,550	45,907
Total Cost of Revenue	71,522	70,950	136,982	137,786
Gross Profit	81,239	74,405	154,805	144,057
Operating Expenses:				
Product development	15,590	15,201	31,597	30,200
Sales and marketing	31,704	31,712	61,966	62,088
General and administrative	16,279	15,717	32,654	32,403
Restructuring charges	5,716	1,984	10,390	3,678
Total Operating Expenses	69,289	64,614	136,607	128,369
Operating Income	11,950	9,791	18,198	15,688
Other Income (Expense):				
Intellectual property income (expense), net	10,568	(584)	24,024	127,256
Interest income	1,654	1,791	3,901	3,764
Other income (expense), net	(800)	(239)	(4)	(439)
Total Other Income (Expense)	11,422	968	27,921	130,581
Income Before Income Taxes	23,372	10,759	46,119	146,269
Income Tax Benefit (Expense)	(6,600)	(3,220)	(15,300)	(56,800)
Net Income	$16,772	$7,539	$30,819	$89,469
Earnings Per Share:				
Basic	$0.57	$0.27	$1.05	$2.93
Diluted	$0.56	$0.25	$1.00	$2.79
Weighted Average Shares Outstanding:				
Basic	29,373	28,364	29,293	30,573
Diluted	30,051	30,003	30,793	32,028
Orders:				
Systems orders	$83,200	$90,500	$165,900	$160,400
Services orders	29,700	34,200	68,100	68,600
Total Systems and Services Orders	$112,900	$124,700	$234,000	$229,000